AMENDMENT NO. 1

TO THE

RENAISSANCERE HOLDINGS LTD.
2001 STOCK INCENTIVE PLAN

This Amendment No. 1 (the “Amendment”) relates to that certain RenaissanceRe Holdings Ltd. 2001 Stock Incentive Plan, as amended and restated effective June 1, 2002 (the “Plan”).

WHEREAS, the RenaissanceRe Holdings Ltd  (the “Company”) maintains  the Plan; and

WHEREAS, pursuant to Section 13 of the Plan, the Compensation and Corporate Governance Committee (the “Committee”) of the Company’s Board of Directors (the “Board”) has the authority to amend the Plan and believes it to be in the best interest of the Company to do so; and

WHEREAS, on February 23, 2006 (the “Effective Date”) the Committee approved and authorized, and the Board ratified, the Amendment.

NOW, THEREFORE, the Plan is hereby amended as follows:

1.

By deleting the text of the second paragraph of Section 11 in its entirety and replacing it with the following:

In the event of a Change in Control, notwithstanding any vesting schedule provided for hereunder or in any Award agreement, all outstanding Awards shall automatically vest.  In addition, in the discretion of the Board, all Options which are outstanding on the date of such Change in Control may be deemed exercised, and in exchange for outstanding Options, Participants shall be paid a cash amount based on the difference between (1) the price per share paid for the Stock in connection with such Change in Control, and (2) the exercise price per share.

2.

The changes contemplated hereby are intended to be effective as of the Effective Date.

3.

Except as modified by this Amendment, all of the terms and conditions of the Plan shall remain valid and in full force and effect.

IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Company, has executed this instrument as of the 10th day of May, 2006, on behalf of the Committee.

 RENAISSANCERE HOLDINGS LTD.

By:   /s/ Stephen Weinstein

Name: Stephen Weinstein

Title:

General Counsel and Corporate Secretary